UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Global Defense Technology & Systems, Inc.
(Name of Subject Company)
Global Defense Technology & Systems, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
37950B107
(CUSIP Number of Class of Securities)
John Hillen
President and Chief Executive Officer
Global Defense Technology & Systems, Inc.
1501 Farm Credit Drive, Suite 2300, McLean, VA 22102-5011
703-738-2840
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
With Copies to:

Jeffrey Grill, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N St. NW Washington, DC 20037 202-663-8000	Lawrence T. Yanowitch, Esq. Lawrence R. Bard, Esq. Morrison & Foerster LLP 1650 Tysons Boulevard Suite 400 McLean, Virginia 22102 (703) 760-7700
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Important Information
The tender offer for the outstanding shares of Global Defense Technology & Systems, Inc. (“GTEC”) has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of GTEC. At the time the tender offer is commenced, the Purchaser and/or the Parent or one of their affiliates will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “Commission”), and GTEC will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and GTEC stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials, when prepared and ready for release, will be made available to GTEC’s stockholders at no expense to them. In addition, at such time GTEC stockholders will be able to obtain these documents for free from the Commission’s website at www.sec.gov.
Forward Looking Statements
Statements in this announcement other than historical data and information constitute forward-looking statements that involve risks and uncertainties. A number of factors could cause the GTEC’s actual results, performance, achievements or industry results to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements, including, but limited to the following: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of GTEC’s stockholders will tender their shares in the tender offer; the risk that competing offers will be made and that GTEC will enter into an alternative transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived, including regulatory approvals; and other risk factors discussed in GTEC’s Annual Report on Form 10-K, and such other filings that GTEC makes with the Commission from time to time. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements speak only as of the date hereof and GTEC undertakes no obligation to update such forward-looking statements in the future except as required by law.

Dear Colleagues,
I want to share some important news with you regarding GTEC. Just moments ago, we announced that GTEC has entered into a definitive merger agreement to be acquired by private investment firm Ares Management, LLC. You can read our full press release here. <<hyperlink>> Ares bought GTEC at a 51% premium to our closing stock price on March 2, 2011 and is making an investment in our company because of how we’ve grown and the potential we have.
I realize that an announcement like this creates questions and concerns for you about changes to our work. Let me put your mind at ease on that score. Ares Management has made clear their desire to retain and build upon the employees that have driven GTEC to our current level of success. They recognize that the talented team we have assembled will be a critical asset in moving the business forward. Ares is investing in GTEC precisely to back our business plan, our management team and our employees.
As a company grows and prospers in pursuit of a long term business strategy, it often seeks to “re-finance” itself with different resources. These resources could be obtained by trading on public markets or through large sources of private investment. Each brings benefits.
Following a very successful run in the public markets and two very special transactions with Zytel Corporation (now Cyber Solutions) and Signature Government Solutions (now Assured IT), it is time for GTEC to refuel ourselves with another pool of resources to power our next stage of growth. That is why today, we are pleased to announce this new agreement with Ares Management, a large private investor that is fully committed to our business, customers and employees. What is important to note is that, whether the financial resource is a public market or private investment, our business, our passion for mission, our benefits, our team, our culture does not change.
To remain a leading growth company in our sector we have to remain agile and, in effect, what we are doing with this transaction is growing our balance sheet by replacing our current public investors with Private Capital that brings a greater amount of resources for growth. Everything else will stay the same.
It is important to Ares Management that all of our employees and our management team continue to operate in the same roles in which we operate today. Ares Management is an investment firm and does not have an operating company in our sector, therefore they will rely on us to continue to build and grow the business and will supply us with the necessary capital to execute on our long-term growth strategy to be the premier mid-sized, mission-critical provider to our defense and national security customers.
As you know, we have always had strong growth plans for GTEC, which is why we went public in 2009 — to raise the capital required to fund our mergers and acquisition strategy. With that capital, in 2010 we were able to acquire our Cyber Solutions and Assured IT divisions. Each of these acquisitions strengthened our core capabilities and expanded our presence in the defense & national security market.
This announcement is an exciting development for GTEC because it represents the next chapter in our evolution. This transaction will allow us to continue to focus on delivering service excellence to our customers, grow our current business organically and will enable us to pursue our merger and acquisition aspirations without the financial and regulatory rules faced by public companies. Importantly, the deal will also enable us to operate without the need for a Security Control Agreement with the Defense Security Service, as we will no longer be subject to foreign ownership rules.

This transaction will not change our day-to-day operations, nor does it alter our current business plan — which has always been oriented on growth in the hot national security space. But so far as this transaction goes, our team will remain in place, employee benefits will stay the same and our role in supporting the mission-critical needs of our customers will remain at the forefront of our operations.
To help you understand more about this announcement, I will host an ALL HANDS webcast at 5pm ET today to provide further information. Marketing & Communications will provide the necessary details in a follow-on email. I have also attached a series of Employee Questions and Answers and we’ll set up an intranet site over the next few days that you can use as a resource to find out more.
We anticipate that this deal will close in the second calendar quarter of 2011. Closing is subject to the tender of a majority of GTEC’s shares by its shareholders in the tender offer, regulatory approvals and customary closing conditions.
Upon completion of the transaction, GTEC will become a private company, wholly-owned by Ares Management and our stock will no longer trade on the Nasdaq Stock Market.
We will keep you updated as we know more starting with the webcast later today. In the meantime, thank you for your continued commitment.